ANALYSIS OF THE ECONOMIC IMPACT
OF A DIVESTITURE OF THE GAS OPERATIONS
OF CINERGY CORP.













January 26, 1998

Table of Contents

Table of Contents

Section I.     Executive Summary                                         1
               A. Impact on NewGasCo                                     3
                  1. Lost Economies Analysis                             3
                  2. Adjusting for Year-to-Year Differences              5
                  3. Adjusting for Normalized Weather Conditions         5
                  4. Adjusting for Changed Business Realities:  Change
                     in Gas Supply Cost as a Percentage of Total
                     Operating Expenses from 1940 to 1997                6
               B. Impact on Customers of NewGasCo                        7
               C. Impact on the Remaining Electric Business and its
                  Customers                                              8

Section II.    Assumptions and Approach                                  9
               A. General Study Assumptions                              9
               B. Approach                                              11

Section III.   Impact on NewGasCo                                       13

               A. Lost Economies Analysis by Category                   13
                  1. Accounting                                         13
                  2. Audit                                              14
                  3. Board of Directors                                 15
                  4. Budgets and Forecasts                              15
                  5.Corporate Communications and Community Affairs      16
                  6. Customer Services                                  17
                  7. Environmental                                      17
                  8. Executive Pay                                      18
                  9. Facilities and Site Services                       19
                 10. Gas Operations                                     20
                 11. Gas Supply                                         20
                 12. Government and Regulatory Affairs                  21
                 13. Human Resources                                    22
                 14. Information Technology                             22
                 15. Investor Relations and Shareholder Services        23
                 16. Legal                                              24
                 17. Materials Management                               25
                 18. Rates                                              26
                 19. Real Estate Right of Way                           26
                 20. Sales and Marketing                                27
                 21. Strategic Planning and Corporate Development       28
                 22. Treasury                                           28
            B.  One-Time Transition Costs                               30
                1. Hiring, Job Placement, and Training Transition Costs 30
                2. IT Systems Architecture Transition Costs             30
                3. Financial Services Transition Costs                  31
                4. Legal Transition Costs                               32
                5. Other One-Time Divestiture Costs                     33
            C.  Foregone Savings                                        33
            D.  Capitalized Labor                                       34
            E.  Revenue Taxes                                           34
            F.  Payroll Taxes                                           35
            G.  Increased Cost of Debt                                  35

Section IV. Impact on Customers of NewGasCo                             36

Section V.  Impact on the Remaining Electric Business and
            its Customers                                               36


Exhibits


                                   Exhibits

Exhibit 1.   Cinergy Gas Operating Expenses vs. NewGasCo
             Operating Expenses                                      4

Exhibit 2.   Lost Economies Ratios                                   4

Exhibit 3.   Projected Lost Economies as a Percentage of
             Operating Results in 1997 Dollars for the
             Past Five Years                                         5

Exhibit 4.   Projected Lost Economies as a Percentage of
             Operating Results, Adjusted for Normalized
             Weather Conditions                                      6

Exhibit 5.   Adjusting for Change in Gas Supply Cost as a
             Percentage of Total Operating Expenses                  7

Exhibit 6.   Lost Economies by Category                              13

Exhibit 7.   Comparison of NewGasCo to Regional Gas Utilities        38

Exhibit 8.   NewGasCo Organization Structure                         39

Exhibit 9.   Lost Economies Subtotals by Category                    40



ANALYSIS OF THE ECONOMIC IMPACT
OF A DIVESTITURE OF THE GAS OPERATIONS
OF CINERGY CORP.





McKinsey & Company, Inc. United States (McKinsey) has been engaged by Cinergy Corp. (Cinergy) counsel to assist them with an analysis of the economic impact of divesting the natural gas business and assets of its wholly-owned subsidiary, The Cincinnati Gas & Electric Company (CG&E), in connection with Cinergy's application to the Securities and Exchange Commission (SEC or Commission) to retain its gas business and assets.

McKinsey is a global management consulting firm whose Energy Practice provides management consulting services to oil, natural gas, and electric utility companies around the world. McKinsey has served many of the largest utilities over the past 10 years on issues such as operational effectiveness, organizational design, the role and structure of the corporate center, industry restructuring, incentive regulation strategies, and marketing strategies. McKinsey's qualifications for conducting a gas divestiture lost economies analysis for Cinergy include: 1) an understanding of Cinergy's organization and business; 2) an understanding of the categories of savings and benefits that would be expected from the combination of gas and electric businesses; and 3) extensive knowledge of the energy industry.




Section I.  Executive Summary

The purpose of this study is to identify the projected economic impact of divesting Cinergy of its retail gas distribution business and assets, owned and operated by CG&E and its subsidiaries, The Union Light, Heat & Power Company (ULH&P) and Lawrenceburg Gas Company (Lawrenceburg). Cinergy is a registered public utility holding company under the Public Utility Holding Company Act of 1935 (PUHCA), providing electric and natural gas services to customers through separate operating companies in Ohio, Kentucky, and Indiana. PUHCA generally limits a registered holding company to a single integrated utility system (i.e., either an electric or a gas system). However, PUHCA would permit a registered holding company (e.g., Cinergy) to control additional integrated public utility systems (e.g., gas business in addition to the electric business) if the requirements were satisfied in PUHCA Section 11 (b)(1) Clauses A, B, and C.

        * Clause A requires that the additional system cannot be operated as an independent system without the loss of substantial economies which can be secured by retention of control of the additional system by the holding company.

        * Clause B requires the additional system to be located in one state, adjoining states, or in a contiguous foreign country.

        * Clause C requires the continued combination of the systems under the control of the holding company to be not so large as to impair the advantages of localized management, efficient operation, or effectiveness of regulation, considering the state of the art and the region affected.

This study primarily addresses the requirements of Clause A. It quantifies the economic impact of divesting the retail gas distribution business and assets of CG&E and its subsidiaries, UHL&P and Lawrenceburg, into a single, new stand-alone company serving customers in the states currently served by CG&E's consolidated operations, namely, Ohio, Kentucky, and Indiana. This single, new stand-alone gas business ("NewGasCo") would provide levels of service and quality comparable to Cinergy's existing gas business./1/

As a guide to determining whether the projected lost economies incurred by NewGasCo would be "substantial" under PUHCA Section 11(b)(1) Clause A, the Commission historically has looked to certain loss ratios from Engineers Public Service Co., 12 SEC 41 (1942), rev'd on other grounds and remanded, 138 F. 2d 936 (DC Cir. 1943), vacated as moot, 332 US 788 (1947)
(Engineers). In Engineers, the Commission emphasized the consideration of four ratios that measure the projected increased costs associated with a gas divestiture as a percentage of four operating results: 1) gas operating revenues; 2) gas operating expenses or "operating revenue deductions"; 3) gas gross income; and 4) gas net income.

The Engineers guidelines suggest that cost increases that equate to 6.78% of gas operating revenues, 9.72% of gas operating revenue deductions, 25.44% of gas gross income, and 42.46% of gas net income comprise an "impressive basis for finding a loss of substantial economies" associated with a gas divestiture. See Ameren Corp., Release No. 35-26809 (December 30, 1997); New Century Energies, Inc., Release No. 35-26748 (August 1,
1997) (citing Engineers).


A.  Impact on NewGasCo

1.     Lost Economies Analysis

Severance of Cinergy's gas business and assets would result in increased annual operating costs for the resulting stand-alone gas company of approximately $52,423,000, as shown in Exhibit 1. These lost economies would primarily result from the replication of key functions, the loss of economies from shared services, and certain one-time transition costs associated with the divestiture of Cinergy's gas business and assets and the establishment of NewGasCo.

In the absence of rate relief, the $52,423,000 in lost economies would result in a negative 0.75% rate of return on rate base for NewGasCo. This negative impact is significantly more detrimental than the 2.01% projected rate of return for the divested gas property in Unitil Corp., Release No. 35-25524 (Apr. 24, 1992), where retention of the gas property was authorized.

The projected $52,423,000 in lost economies would satisfy, and in all instances exceed, the thresholds established in Commission precedent. These lost economies, as demonstrated in Exhibit 2, would represent 10.59% of gas operating revenue, 11.29% of gas operating revenue deductions, 171.24% of gas gross income, and 285.41% of gas net income. The four operating results that represent the denominators in these ratios are defined as follows:

* "Gas operating revenue" refers to the sum of rate revenue and other revenue for the 12 months ended September 30, 1997 (i.e., $494,936,000).

* "Gas operating revenue deductions" refer to all gas operating expenses, including operating and maintenance expenses, administrative and general expenses, provisions for depreciation and amortization, appropriations to retirement and depletion reserves, rents, royalties, uncollectible customers' accounts, taxes, and $9 million in one-time adjustments (i.e., $464,323,000).

* "Gas gross income" refers to the difference between gas operating revenue and gas operating revenue deductions (i.e., $30,613,000).

* "Gas net income" refers to gas gross income absent interest on mortgage bonds and other long term debt, other interest charges, and amortization of acquisition adjustment and premium, discount and expense on debt (i.e., $18,368,000).


Exhibit 1. Cinergy Gas Operating Expenses vs. NewGasCo Operating Expenses $ million



                     THIS CHART IS NOT AVAILABLE IN EDGAR



* Allocated annual gas O&M expenses, depreciation, and taxes for the twelve months ended September 30, 1997, excluding $9 million in one-time adjustments (e.g., gas rate case write-offs and employee severance costs)

**     Certain planned reengineering initiatives contemplate the further integration of Cinergy's gas and electric operations, with resultant additional annual savings. See Section III-C.

Source: Cinergy Consolidated Statements of Gas Operating Income for the 12 Months Ended September 30, 1997; Cinergy manager interviews; McKinsey analysis

Exhibit 2. Lost Economies Ratios


Exhibit 2.  Lost Economies Ratios

                                         Lost
                            Lost         economics   Lost       Lost
              Lost          economics    as a        economics  economics
              economics     as a         percent of  as a       as a
              to            percent of   gas         percent    percent
              divested      gas          operating   of gas     of gas
              gas           operating    revenue     gross      net
              business      revenue      deductions  income     income

Engineers                     6.78%        9.72%      25.44%     42.46%
Cinergy      $52,423,000    10.59%       11.29%     171.24%    285.41%


Source: Engineers Public Service Co., 12 SEC 41 (1942), cited in New Century Energies; Cinergy Consolidated Statements of Gas
         Operating Income for the 12 Months Ended September 30, 1997.

2.  Adjusting for Year-to-Year Differences

The $52,423,000 in lost economies associated with the severance of Cinergy's gas business and assets would satisfy the Engineers guidelines even when adjusted to reflect year-to-year differences in Cinergy's operating results over the past five years. When the ratios are calculated using the different operating results over the past five years in 1997 dollars, as shown in Exhibit 3, the resultant ratios vary from year to year, but they exceed the Engineers guidelines in every year. Different operating results would affect the ratios by increasing or reducing the revenue and expense figures, which would alter the denominators in the ratios.

Projected Lost Economics as a Percentage of Operating Results in 1997
Dollars for the Past Five Years


Exhibit 3. Projected Lost Economies as a Percentage of Operating Results in
           1997 Dollars for the Past Five Years

Year    Projected    Consumer   Percent of   Percent of   Percent   Percent
        lost         Price      operating    operating    of gross  of net
        economies    Index      revenue      expense      income    income

1997*   $52,423,000   161.2      10.59         11.29      171.24    285.41
1996    $52,423,000   156.9      10.76         11.70      134.28    223.79
1995    $52,423,000   152.4      12.06         13.32      127.08    211.80
1994    $52,423,000   148.2      10.90         11.64      172.13    286.88
1993    $52,423,000   144.5      10.02         10.78      142.40    237.33
1992    $52,423,000   140.3      11.58         12.30      198.37    330.26


* 12 Months Ended September 30, 1997. Net income is assumed to be 60% of operating income.

Source: Bureau of Labor Statistics; Cinergy Consolidated Statements of Gas Operating Income for 12 Months Ended September 30, 1997; Cinergy Annual Reports.


3.  Adjusting for Normalized Weather Conditions

A number of factors could contribute to changes in year-to-year operating results in the gas business. One of these factors would be different weather conditions in different years (e.g., cold versus mild winters), which can be taken into account by adjusting the operating results for a given year to reflect normalized weather conditions. This analysis is demonstrated in Exhibit 4.

As Exhibit 4 shows, NewGasCo's lost economies ratios would still exceed the four Engineers benchmarks even when results for the 12 months ended September 30, 1997 are adjusted to reflect normalized weather conditions. Factors driving the variance would include a slightly colder than usual winter in 1997, which would affect the lost economies ratios by causing increased revenue and expense figures. Consequently, the resultant ratio values in 1997 would be lower than the normalized values because higher revenues and expenses would lead to higher denominators in the ratios.


Projected Lost Economies as a Percent of Operating Results, Adjusted for
Normalized Weather Conditions*


Exhibit 4.     Projected Lost Economies as a Percent of Operating Results,
               Adjusted for Normalized Weather Conditions*


                          Percent    Percent    Percent    Percent
             Projected    of         of         of         of       Billing
             lost         operating  operating  operating  net      Degree
             economies    revenue    expense    income     income   Days
Actual*      $52,423,000  10.59%     11.28%     171.24%    285.41%  5383
Normalized** $52,423,000  10.67%     11.34%     180.28%    300.47%  5248


* 12 Months Ended September 30, 1997. Net income assumed to be 60% of operating income.

**   Adjusting 12 Months Ended September 30, 1997 actual deliveries to reflect normalized degree days for the same period

Source:  National Oceanic and Atmospheric Administration; Cinergy
Consolidated Statements of Gas Operating Income for 12 Months
Ended September 30, 1997.



4. Adjusting for Changed Business Realities: Change in Gas Supply Cost as a Percentage of Total Operating Expenses from 1940 to 1997

As demonstrated above in Exhibit 2, Cinergy would clearly satisfy the Engineers benchmark ratios, which are commonly reviewed by the Commission when evaluating whether projected lost economies would be "substantial." Cinergy would further exceed these benchmarks when adjustments are made to account for changed business realities that have occurred since the ratios were established in the 1940s.

A fundamental difference between Cinergy's gas business today compared with the Engineers gas business over 50 years ago is that gas supply cost as a percent of total operating expenses was approximately 11% for Engineers in 1940, compared with 59% for Cinergy in 1997. This change in gas supply cost as a percent of total operating expense is relevant because it represents a significant change in the fixed-variable cost structure of the business. As utilities have increased in size over the past 57 years (Cinergy's 1997 revenues are 300 times larger than Engineers 1940 revenues), scale has dramatically increased the variable costs (e.g., gas supply cost) as a proportion of total operating costs and decreased the percentage of fixed costs. In other words, the Engineers benchmarks are intended to provide a standard tool for evaluating the relative impact of lost economies on a divested gas business, but a 1997 company incurring equal or greater relative impact to its fixed costs as Engineers may have significantly different ratios due to the dramatic change in fixed-variable cost structure since the 1940s.

The standard Engineers analysis would compare the Cinergy of today with benchmarks established in the early 1940s (see Exhibit 5, rows 1 and 3), which biases the resulting ratios by not accounting for the significant changes in cost structure between 1940 and 1997. In order to adjust the lost economies ratios to reflect these changed business realities, one could adjust the Engineers benchmarks to what they would have been if Engineers had a cost structure comparable to Cinergy's current cost structure. Using this comparison (see Exhibit 5, row 2) it is clear that Cinergy would exceed the guidelines by an even wider margin.

Adjusting for Changes in Gas Supply Cost as a Percentage of Total Operating
Expenses

Exhibit 5.  Adjusting for Changes in Gas Supply Cost as a Percentage of
Total Operating Expenses

                       Lost         Lost          Lost        Lost
                       economies    economies     economies   economies
                       as           as            as          as
                       percent      percent of    percent     percent
                       of           operating     of          of
                       operating    revenue       gross       net
                       revenue      deductions    income      income
1. Engineers (1940)       6.78         9.72        25.44       42.46
2. Engineers (1997)*      2.85         4.48        10.69       17.84
3. Cinergy (1997)        10.59        11.29       171.24      285.41


* Adjusts Engineers benchmarks to reflect Cinergy's current gas supply expenses as a percentage of total O&M expenses (59%).

Source: Energy Information Administration; Engineers Public Service Company, 12 SEC 41 (1942); Cinergy Consolidated Statements of Gas
Operating Income for the 12 Months Ended September 30, 1997.



B.  Impact on Customers of NewGasCo

Customer impact: Assuming that NewGasCo's lost economies are recoverable through rate relief, the customers of NewGasCo would incur an increased annual cost of $54,247,000 as a result of the divestiture of Cinergy's gas business and assets. This negative customer impact would result in average cost increases of 11.7% ($9.73 per month) for gas-only customers and 4.4% ($10.11 per month) for combination gas and electric customers.

Sources: The primary source of customer impact would be rate increases from the pass-through of recoverable lost economies ($52,423,000). In addition, 89% of NewGasCo's 449,000 customers (400,000) are combination gas and electric customers. These 400,000 combination customers would incur an additional annual cost increase of $1,824,000 as a result of making monthly payments to two energy providers instead of a single payment to a combination energy provider.

* Increased Rates: $52,423,000. Assuming that NewGasCo's lost economies are recoverable through rate relief, NewGasCo would need to increase the rates paid by its 449,000 customers by 10.59%, ($52,423,000) in order to provide the same return on rate base.

* Increased Payment Costs: $1,824,000. In addition, 89% of NewGasCo's 449,000 customers (400,000) are combination gas and electric customers of Cinergy utility operating company subsidiaries. These 400,000 combination customers would incur an annual payment cost increase totaling $1,824,000 from having two monthly payments instead of a single payment per month.
The additional postage would result in an annual increased cost of $1,536,000, and the additional check-writing would result in an annual cost of $288,000.

Assumptions

*  Postage costs $0.32 per customer payment.

*  Check costs $0.06 per customer payment.




C.  Impact on the Remaining Electric Business and its Customers

In addition to the projected increased annual operating costs for NewGasCo, a divestiture of Cinergy's gas business and assets would also have an economic impact on the remaining electric business, totaling approximately $33,879,000 in annual lost economies. The primary sources of this detrimental impact on the remaining electric company would be 1) the loss of economies from shared services between the gas and electric businesses,
2) the hiring, placement, and training of new employees, and 3) the increase in revenue taxes, assuming that lost economies are recoverable through increased rate revenue.

Assuming that the lost economies incurred by the remaining electric company are fully recoverable through rate relief, the remaining electric customers would incur a negative annual impact of $33,879,000. This customer impact would represent a cost increase cost of 2.6% ($3.87 monthly per customer), assuming that the increased rates would apply to the 729,000 electric customers of CG&E, ULH&P, and Lawrenceburg, but not the 649,000 PSI Energy, Inc. customers.



Section II.  Assumptions and Approach

A.  General Study Assumptions

The study quantifies the economic impact of divesting the retail gas distribution business and assets of CG&E and its subsidiaries, UHL&P and Lawrenceburg, into a single, new stand-alone company, NewGasCo.

* NewGasCo would operate in Ohio, Kentucky, and Indiana and serve CG&E's existing 449,000 gas customers.

* NewGasCo would be capable of surviving as a stand-alone gas local distribution company (LDC) in a competitive energy market. Therefore, NewGasCo would require a board of directors, executives, management, employees, computer systems, facilities, equipment, materials, and supplies appropriate to operate as a competitive gas LDC.

* NewGasCo would compete in gas transmission and distribution in Cinergy's current three-state service territory. The primary strategic imperatives for NewGasCo in the study would be to protect its existing 449,000 customers, remain a competitive energy source for commercial, industrial, and residential gas users in its service area, and make advances to convert users of other forms of energy within the service area to gas. These strategic imperatives would make NewGasCo and Cinergy competitors.

* NewGasCo would have a total market value of approximately $706,000,000. This assumption is roughly consistent with Cinergy's 1997 P/E ratio (15.5) multiplied by gas earnings per share. Based on an analysis of comparable gas-only LDC capital structures, the study assumes that NewGasCo would be capitalized with 59% equity and 41% debt financing. The $417,000,000 in equity financing would be achieved through an initial public offering of NewGasCo shares. Proceeds from the issue would be paid to Cinergy shareholders as a special dividend. Competition between Cinergy and NewGasCo after a divestiture order would suggest that selling shares to new shareholders, rather than existing Cinergy shareholders, would be a reasonable assumption. The $289,000,000 in debt financing would be achieved by issuing bonds with an average maturity of 10 years.

* NewGasCo would be staffed to provide the same level of service and quality as Cinergy's gas business. As a result of this assumption, certain services currently shared between Cinergy's gas and electric businesses would require significantly increased staffing levels and resource allocations to perform functions that are currently accomplished by combination employees and systems that serve both the electric and gas businesses. The study assumes that Cinergy's gas customers would expect a consistent level of service, reliability, and performance. NewGasCo would maintain these standards through sufficient staffing and systems.

* NewGasCo would be bound by collective bargaining agreements similar to those between Cinergy and its employee unions.

* NewGasCo would continue to outsource functions with existing third party contracts for services. NewGasCo would continue to perform in-house most of the services that Cinergy keeps in-house for considerations of cost, quality, efficiency, strategy, or contractual commitment.

* NewGasCo would initially have the same product and service offerings as Cinergy's existing gas business. NewGasCo sales and marketing personnel would be dedicated to development of gas products and services, instead of sharing new product development with the electric business.

* NewGasCo would develop and maintain an information technology system architecture comparable to Cinergy's existing gas-only and gas-electric shared systems. NewGasCo, as a competitor to Cinergy, would no longer share Cinergy's information technology systems. As a result, the study assumes that a significant one-time investment in system design and development would be required to transition NewGasCo to its own systems. In addition, on-going annual costs associated with system development and maintenance would be incurred.

* NewGasCo would maintain a headquarters facility in downtown Cincinnati in an office with comparable quality to Cinergy's existing headquarters.

* One-time transition costs associated with divestiture (e.g., the costs of hiring and training, information technology systems, financial and legal advisory fees, and other costs to separate Cinergy and NewGasCo) would be amortized over 10 or 30 years depending on the cost category and in accordance with GAAP.


* When calculating customer impact, the study assumes that full pass-through of lost economies would be allowed in formal rate proceedings.

* Average salaries, wages, and benefits at NewGasCo would be the same as those provided by Cinergy. Average salary, wage, and benefit O&M expenses are estimated using fully-loaded O&M labor costs by function for the 12 months ended September 30, 1997 and dividing by the number of employees assigned to the function.

* NewGasCo would be subject to regulation by the same state and federal agencies (other than the SEC under PUHCA) that presently regulate Cinergy's gas operations.

* For the purpose of evaluating the impact of gas divestiture, the study uses the gas operating statement for the twelve months ended September 30, 1997 to provide the base case. Cinergy's current organization and staffing levels as of September 30, 1997 are also used to provide a base case in calculating lost economies due to different staffing requirements.



B.  Approach

The study has projected lost economies based on gas-allocated operations and maintenance (O&M) expenses for the twelve months ended September 30, 1997. The O&M expenses were used as baseline costs to analyze each function. The study applied a systematic approach of analyzing the functional costs of NewGasCo using zero-baseline budgeting.

Information was gathered from both internal and external sources to support the analysis. 107 interviews were conducted with Cinergy executives and function managers. 45 public information sources were used to gain a thorough understanding of each function and the impact of a gas divestiture on the organization. In addition, professionals from 8 external organizations supported the analysis with input, including certified public accountants, employee benefits consultants, insurance brokers, investment banks, and law firms.

The study analyzed NewGasCo's function-by-function staffing requirements to develop a hypothetical NewGasCo organization and annual operating expense estimates. During the internal function-by-function interviews with Cinergy managers, the study determined appropriate staffing levels and O&M expenses for NewGasCo, in view of the stated general assumptions.

Based on the general assumptions underlying the study and McKinsey's experience in organizational design in the utility industry, the study reduced certain projected staffing levels and expense estimates provided by Cinergy managers to reflect NewGasCo's hypothetical organization requirements. Also, where no collective bargaining contracts or other agreements were binding on Cinergy, and where it would be more efficient to purchase a service for NewGasCo than it would be to provide the service internally, the study chose the more economical alternative. By comparing the "bottom-up" NewGasCo expenses to the Cinergy baseline costs for each function, the study calculated annual lost economies related to O&M expenses. In addition to increased O&M expenses associated with a gas divestiture, lost economies in the following categories were also analyzed with input from the appropriate function managers:

* Capitalized Costs: With the exception of certain one-time transition costs, the study assumes that NewGasCo capital expenditures would be the same as current allocations for Cinergy's gas operations. As a result, annual depreciation expense would be unchanged. Certain lost economies associated with increased staffing levels would result in additional capitalized labor. Using actual Cinergy capitalized labor for the nine months ended September 30, 1997, the study estimated the amount of total capitalized labor lost economies and calculated the annualized depreciation expense over 30 years.

* Customer Payment Costs: Customers would incur increased costs as a result of a gas divestiture, assuming that the lost economies would be fully recoverable through increased rate revenue. In addition, combination electric and gas customers would incur increased payment costs associated with making an additional monthly payment to a second energy provider (i.e., NewGasCo), whereas today one payment is made to a single combination provider (i.e., Cinergy).

* Foregone Savings: Certain planned reengineering initiatives contemplate the further integration of Cinergy's gas and electric operations. Based on interviews with functional managers and employees involved with the reengineering efforts, the study quantified foregone savings that would be associated with discontinuing certain gas-electric integration initiatives.

* Payroll Taxes: Salary and wage lost economies were multiplied by a 7.5% payroll tax rate to quantify payroll tax lost economies.

* Revenue Taxes: Assuming lost economies would be fully recoverable through rate revenue, additional revenue taxes would be incurred from the State of Ohio Excise Tax, Public Utilities Commission of Ohio Maintenance Tax, Ohio Consumer Counsel Maintenance Tax, Kentucky Public Service Commission Maintenance Tax, Indiana Utility Regulation Commission Fee, and Indiana Gross Receipts.

* One-Time Transition Costs: One-time transition costs would be associated with divesting Cinergy's gas business and assets and establishing NewGasCo. Various types of transition and divestiture costs were identified and quantified during the analysis. The study has attempted to corroborate projections with external sources where possible.



Section III.  Impact on NewGasCo

A.  Lost Economies Analysis by Category

NewGasCo would incur projected annual lost economies totaling $52,423,000 as a result of the divestiture of Cinergy's gas business and assets.
Exhibit 6, below, indicates the 15 largest categories of lost economies, each as a percentage of the total projected lost economies that would be incurred by NewGasCo. Exhibit 7 lists every category of lost economies analyzed, and the amount of lost economies that would be incurred in each.

Exhibit 6.  Lost Economies by Category
Percent of total lost economies


                    THIS CHART IS NOT AVAILABLE IN EDGAR


Transition Costs             17
Customer Services            9
Information Technology       9
Materials Management         7
Facilities & Site Services   6
Legal                        6
Treasury                     6
Human Resources              5
Revenue Taxes                4
Accounting                   4
Corporate Communications          4
Foregone Savings             4
Board of Directors           3
Environmental                2
Payroll Taxes                2
Other*                       12
                                  100% = $52,423,000

* "Other" includes audit, budgets & forecasts, executive pay, gas operations, gas supply, government and regulatory affairs, investor relations and shareholder services, rates, real estate right of way, sales & marketing, strategic planning and corporate development, capitalized labor, and increased cost of debt.



1.  Accounting

Lost Economies: Total annual lost economies associated with establishing an accounting function for NewGasCo would be $1,944,000. The accounting function would consist of general accounting, external reporting, plant accounting, payroll, accounts payable, miscellaneous accounts receivable, and tax.

Sources: The primary sources of lost economies are 1) the loss of labor savings from providing accounting services for both the electric and gas businesses and 2) replicating the annual external audit. The $1,944,000 in lost economies would result from:

* Incremental Labor: $1,689,000. NewGasCo would require 40 full-time equivalent employees ("employees") in Accounting, which would be 22 more employees than are currently allocated to Cinergy's existing gas business. Additional employees in general accounting and external reporting (6), tax
(4), payroll, accounts payable, and miscellaneous accounts receivable (7), plant accounting (4), and management (2) would be required to provide the same level of service currently provided by employees trained to perform accounting services for both the gas and electric businesses. Certain employees involved in research, systems, and process redesign would not be required by NewGasCo (1).

* Annual Financial Statement Audit Fees: $225,000. NewGasCo would require an annual audit and additional accounting and tax research services.

* Other expenses: $30,000 The remaining accounting lost economies relate to duplicate storage of accounting records, check fees, and publications.

Assumption

* NewGasCo would retain all current accounting functions in-house. This assumption includes retaining payroll and accounts payable services in-house.




2.  Audit

Lost Economies: Total annual lost economies associated with establishing an audit function for NewGasCo would be $890,000. Audit consists of internal controls audits, IT systems audits, contract audits, operations audits and special projects (e.g., due diligence).

Sources: The primary source of lost economies would be the loss of labor savings from performing audit services for both gas and electric businesses. The $890,000 in lost economies would result from:

* Incremental Labor: $800,000. NewGasCo would require 13 employees in Audit. Additional employees in internal controls (3), systems (2), contracts (2), operations (2), and management (1) would be needed to provide the same level of audit services.

* Other expenses: $90,000. The remaining lost economies relate to replicated travel and training expenses.

Assumptions

*  Internal audit services would be performed in-house by NewGasCo.

* The current scope of audit services provided by Cinergy would be continued by NewGasCo.

3.  Board of Directors

Lost Economies: Total annual lost economies associated with establishing the Board of Directors for NewGasCo would be $1,515,000. The Board of Directors would provide oversight for NewGasCo's executive management and act as the fiduciary for NewGasCo's shareholders. The Board would consist of business and civic leaders both from within and outside of the utility industry.

Sources: The major sources of lost economies for the Board of Directors are: 1) replicated personnel (which are currently shared between Cinergy's gas and electric businesses), and 2) the funding of a pension plan for NewGasCo's Board. The associated lost economies for these items are as follows:

* Board Fees and Expenses: $772,000. NewGasCo's Board of Directors would consist of 12 directors. These directors would not be employees of the company, and would not overlap with the directors of the remaining electric business.

* Pension Plan: $743,000. Pension plans comparable to Cinergy's current Directors' pension plans would be established for NewGasCo's Directors.

Assumptions

* Directors insurance would be funded by the treasury department, and the associated lost economies would be accounted for in that department.

* NewGasCo's Board would meet with the same frequency (4 quarterly meetings plus 1 off-site) as Cinergy's current Board.

* Directors' compensation would be equivalent to Cinergy's directors' compensation (including $1,500 for each meeting attended, $3,000 for each committee, and expenses).



4.  Budgets and Forecasts

Lost Economies: Total annual lost economies associated with establishing a budgets and forecasts function for NewGasCo would be $116,000.

Sources: The primary source of lost economies would be the loss of labor savings from performing budgeting and forecasting services for both gas and electric businesses. The $116,000 in lost economies would result from:

* Incremental Labor: $116,000. NewGasCo would require six employees in Budgets and Forecasts. One additional manager and one additional employee in forecasting beyond the current gas allocation would be required for a consistent level of service.

Assumption

NewGasCo would perform the same scope and frequency of budgeting and forecasting procedures.



5.  Corporate Communications and Community Affairs

Lost Economies: Total annual lost economies associated with establishing a corporate communications and community affairs function for NewGasCo would be $2,156,000. The corporate communications and community affairs department would: 1) coordinate all community outreach programs, 2) manage all donations, 3) oversee the creation and distribution of all internal and external communications, including advertising, and 4) create and manage the corporate website. The Corporate Communications and Community Affairs department of NewGasCo would require 14 full-time employees.

Sources: The major sources of lost economies for the Corporate Communications and Community Affairs department are: 1) replicated personnel (which are currently shared between Cinergy's gas and electric businesses), 2) separate advertising, and 3) duplicated expenses associated with production and distribution of internal and external communications. The associated lost economies for these items are as follows:

* Incremental Labor: $375,000. NewGasCo would establish a Corporate Communications and Community Affairs department with two divisions. The corporate communications division would have a staff of 10, including 4 managers (external/internal communications, creative services, paid media, and website), 4 staff, and 2 administrative assistants. The community affairs division would have a staff of 3 (2 staff, and 1 administrative assistant). Both divisions would report to the General Manager of Corporate Communications and Community Affairs.

* Advertising: $1,519,000. NewGasCo would advertise within its service territory to create brand awareness for the newly created company in the face of deregulation and increased customer choice.

* Other Expenses: $262,000. Expenses resulting from the separate production of internal and external communications for NewGasCo would be incurred.
Assumptions

*  Creative services would remain an in-house function for NewGasCo.

* No joint community affairs projects would occur between NewGasCo and the remaining electric business.

* NewGasCo would continue the same high level of involvement in community affairs as Cinergy, including a commitment to fund donations at a rate of 1% of pre-tax income. These continued charitable donations, then, would not constitute a lost economy.



6.  Customer Services

Lost Economies: Total annual lost economies associated with establishing a customer services function for NewGasCo would be $4,973,000. Customer Services consists of call center, customer contact, customer relations, billing, credit and collections, meter reading, and service.

Sources: The primary source of lost economies would be replicating customer services for Cinergy's 400,000 combination gas and electric customers.

* Incremental Labor: $3,303,000. NewGasCo would require 369 employees in Customer Services, 77 more employees than are currently allocated to the gas business. Additional employees in meter reading (47), billing (14), credit and collections (11), customer relations (3), district offices (2), and management (2) would be required to provide the same level of service currently provided by workers cross-trained to serve Cinergy's 400,000 combination customers. The study assumes the NewGasCo call center and customer contact would remain in-house, but it would have more flexible staffing ability, allowing 2 fewer employees.

* Other expenses: $1,670,000. The additional customer services lost economies would include non-labor costs from duplicated postage and supplies ($695,000), leased call center equipment ($434,000), meter reading equipment and vehicles ($179,000), customer surveys and customer programs ($156,000), credit reporting fees ($126,000), and service vehicles ($80,000).

Assumptions

* NewGasCo would be bound by collective bargaining agreements similar to those between Cinergy and its employee unions.

* Existing customer services provided in-house by Cinergy (e.g., call center, billing) would remain in-house at NewGasCo.



7.  Environmental

Lost Economies: Total annual lost economies associated with establishing an environmental function for NewGasCo would be $817,000. The environmental department would be responsible for compliance with all applicable environmental regulations as well as oversight of several issues: hazardous waste and spill response, PCBs, water issues and permits, air issues and permits, auditing, Corps of Engineers, environmental stewardship, regulatory development, and manufactured gas plants. In order to accomplish these functions, the environmental department of NewGasCo would require 12 full-time employees and 1 part-time employee and report directly to the Chief Operating Officer.

Sources: The major sources of lost economies for the environmental department would include the loss of economies from employees who are currently shared between Cinergy's gas and electric businesses. The associated lost economies would include the following:

* Incremental Labor: $505,000. NewGasCo's environmental department would consist of 1 general manager, 10 full-time scientists (one each for the issues mentioned above, plus a gas specialist), 1 half-time scientist, and 1 administrative assistant. This would amount to 6 more full-time equivalent employees than are currently allocated to Cinergy's gas business.

* Other Expenses and Systems O&M: $312,000. Maintenance and upkeep of the Environmental Compliance Assurance Program would need to be replicated by NewGasCo. Travel expenses for staff personnel would also be incurred by NewGasCo.

Assumptions

* NewGasCo would pursue the same level of environmental stewardship as Cinergy.

*  NewGasCo would assume Cinergy's gas-related environmental liabilities.

* NewGasCo would take the same proactive approach as Cinergy regarding environmental awareness of its personnel.



8.  Executive Pay

Lost Economies: Total annual lost economies associated with establishing executive officer functions for NewGasCo would be $696,000. Executive pay would consist of remuneration of a CEO, COO, CFO, and their respective administrative staffs.

Sources: The primary source of lost economies would be the loss of shared executive positions that currently perform duties for both the gas and electric businesses.

* Incremental Labor: $696,000. NewGasCo would require CEO, COO and CFO functions. Nine additional employees would be required to staff these three executive functions including their administrative support. NewGasCo's executive functions would require significantly fewer employees than Cinergy currently requires for the larger combination company, but NewGasCo would still incur lost economies associated with these functions because the required staffing would exceed Cinergy's current gas allocation.

Assumption

Compensation paid to NewGasCo executives would approximate salary and incentives paid to other comparably sized gas-only LDC executives.



9.  Facilities and Site Services

Lost Economies: The annual lost economies incurred by the facilities and site services function for NewGasCo would be $3,245,000. The facilities and site services department would: 1) lease, operate, and maintain NewGasCo's corporate headquarters and district facilities, 2) oversee the contracting of housekeeping and security services for NewGasCo's facilities, 3) provide word processing and xerographic support, and 4) archive all company records, including real estate documents. NewGasCo's facilities and site services department would have a total of 52 employees to perform this function.

Sources: The major sources of lost economies for the Facilities and Site Services department would be: 1) replication of employees who are currently shared between Cinergy's gas and electric businesses, 2) duplicated contract services (security and housekeeping services), and 3) additional leasing, operation, and maintenance expenses associated with NewGasCo's separate corporate headquarters and district facilities. The associated lost economies for these items are as follows:

* Incremental Labor: $1,046,000. NewGasCo's Site Services department would require a staff of 51, 23 more than are currently allocated to Cinergy's gas business. A general manager (plus executive secretary) would oversee the following areas: corporate facilities (1 manager, 17 staff), district facilities (1 supervisor, 10 staff), word processing (1 supervisor, 6 staff), mail, xerographic services, and office supplies (1 manager, 1 coordinator, 11 staff).

* Facilities O&M Expenses: $1,658,000. Additional leases for both a corporate headquarters and seven district facilities would be required, as well as associated operating and maintenance expenses.

* Contract Services: $533,000. Additional security and housekeeping services would be required for the new facilities.
Assumptions

*  NewGasCo would lease all facilities.

* NewGasCo's gas control center would be housed in the corporate headquarters and therefore not need a separate facility.

* Each district facility would require approximately 8,000 square feet of space and would serve as both operational facilities and customer service offices.



10.  Gas Operations

Lost Economies: Total annual lost economies associated with establishing gas operations for NewGasCo would be $477,000. The Gas Operations would consist of: 1) gas control, 2) system operation and production, 3) construction and maintenance, 4) engineering, 5) subdivision design and joint trench group, and 6) safety, administration, and training. In order to accomplish these functions, the Gas Operations department of NewGasCo would require 522 full-time employees and report directly to the Chief Operating Officer.

Sources: The major source of lost economies for the Gas Operations department would be replicated personnel (which are currently shared between Cinergy's gas and electric businesses) in the Subdivision Design Group. NewGasCo's Subdivision Design and Joint Trench Group would consist of 1 manager, 2 supervisors, 4 staff, 7 project coordinators, and 3 administrative assistants. The loss of economies from employees currently shared between the gas and electric businesses would result in increased costs of $477,000.

Assumptions

* The remaining electric business would be the lead company in the joint trench group.

* NewGasCo would be able to continue joint trenching with the remaining electric business.

* NewGasCo could negotiate a contract with the joint trench group at an inconsequential premium above the current cost to Cinergy's gas operations.



11.  Gas Supply

Lost Economies: Total annual lost economies associated with establishing a gas supply function for NewGasCo would be $114,000. The Gas Supply department would be responsible for: 1) negotiation of transportation agreements and contracts with gas transportation pipeline companies, 2) managing NewGasCo's commodity risk, and 3) providing services to transportation customers such as purchasing, transporting, balancing, billing, load forecasting, and gathering of market information. In order to accomplish these functions, the Gas Supply department of NewGasCo would require 22 full-time employees and report directly to the Vice President of Gas Operations.

Sources: The major sources of lost economies for Gas Supply department are replicated personnel (which are currently shared between Cinergy's gas and electric businesses). The associated lost economies for these items are as follows:

* Incremental Labor: $114,000. NewGasCo's Gas Supply department would require a staff of 22. A vice president, supported by an administrative assistant and a consultant, would oversee regulated gas supply and upstream capacity (1 manager, 7 staff), risk management (1 manager), and regulatory affairs and transportation administration (1 manager, 9 staff).

Assumption

NewGasCo would continue to be able to procure gas purchases at the same prices available to Cinergy today.



12.  Government and Regulatory Affairs

Lost Economies: Total annual lost economies associated with establishing government and regulatory affairs function for NewGasCo would be $332,000. The Government and Regulatory Affairs department would monitor all federal and state legislative and regulatory actions, especially those involving gas supply matters. The Government and Regulatory Affairs department of NewGasCo would require 9 full-time employees.

Sources: The major sources of lost economies would include: 1) the loss of economies from personnel that are currently shared between Cinergy's gas and electric businesses, 2) expenses for professional staff, and 3) separate office space in Columbus, Ohio and Washington, DC. These factors would result in the following lost economies:

* Incremental Labor: $200,000. NewGasCo would maintain 1 general manager, 3 regulatory managers (1 for Ohio/Kentucky/Indiana, 1 for national, 1 for FERC), 3 lobbyists (1 each in Ohio, DC, and Kentucky), and 2 administrative personnel.

* Other Expenses: $132,000. Expenses for these additional professional staff would be $25,000 per professional.

Assumptions

* NewGasCo would continue to support a regulatory presence in Columbus and Washington, DC.

* Lost economies associated with the additional office leases in Columbus and DC would be shared with NewGasCo's legal department employees located in these cities. These lost economies would be accounted for in the Facilities and Site Services department.



13.  Human Resources

Lost Economies: Total annual lost economies associated with establishing a human resources function for NewGasCo would be $2,670,000. The Human Resources department would provide services in the following areas: staffing and employment compliance, labor relations, benefits and compensation, Employee Information System (EIS), safety, and human organizational development. In order to accomplish these functions, the Human Resources department of NewGasCo would require 16 full-time employees.

Sources: The major sources of lost economies incurred by NewGasCo's Human Resources department would include: 1) the loss of economies from employees who are currently shared between Cinergy's gas and electric businesses, 2) incentive plan funding for new employees, and 3) employee program expenses. These factors would result in the following lost economies:

* Incremental Labor: $842,000. NewGasCo's Human Resources department would require a staff of 16, 6 more than are currently allocated to Cinergy's gas business. A vice president (with an administrative assistant) would oversee the following areas: staffing and employment compliance (2 staff), labor relations (2 staff), benefits and compensation design and administration (4 staff), safety (2 staff), diversity (2 staff), and human organization and development (2 staff).

* Human Resources Program Expenses: $1,440,000. The Human Resources department would manage various employee programs (e.g., compensation surveys, drug testing, Occupational Safety and Health Administration, workers compensation, tuition reimbursement).

* Incentive Plan for New Hires: $388,000. A separate incentive plan would be funded to provide year-end performance bonuses for new hires.

Assumptions

* Approximately 223 of the projected 1,276 employees in NewGasCo would be new hires, while 1,053 would be ex-Cinergy employees.

* The current level of employee benefits at Cinergy would be maintained at NewGasCo.

*  Benefits administration would remain an in-house function.



14.  Information Technology

Lost Economies: Total annual lost economies associated with establishing an information technology function for NewGasCo would be $4,678,000. The Information Technology department would: 1) support all application systems and packages necessary for gas operations and corporate functions, 2) maintain and support the telecommunications, radio, and microwave systems used for gas operations, 3) oversee the contracting of system development and implementation, and 4) develop systems in-house that are too small or too specialized to be contracted out. In order to accomplish these functions, the Information Technology department of NewGasCo would require 45 full-time employees.

Sources:  The major sources of lost economies for the Information
Technology department are: 1) replicated personnel (which are currently shared between Cinergy's gas and electric businesses), and 2) duplicated operational and maintenance expenses. The associated lost economies for these items are as follows:

* Incremental Labor: $3,878,000. NewGasCo would have an IT department to support the systems mentioned above, requiring a total of 45 employees (29 more than are currently allocated to Cinergy's gas business). A Vice President of Information and Technology (with 1 administrative assistant) would oversee the department which would be organized into three areas: 1) corporate systems (1 manager, 3 supervisors, 22 analysts), 2) gas operations (1 manager, 8 full-time and 1 part-time analyst), and 3) network, telecommunications, and radio (1 manager, 6 analysts).

*  System Maintenance Expenses: $800,000.  NewGasCo's Information
Technology department would perform annual maintenance and upkeep of its systems at a level consistent with current Cinergy practices.

Assumptions

* All information and electronic records regarding gas facilities and/or their support will be turned over to NewGasCo.

* Cinergy's current billing system (CSS) would be transferred to NewGasCo and modified for gas-only operations. The development costs of CSS (calculated for Cinergy's gas rate base) would be charged to NewGasCo, less the amortized amount as of September 1997.



15.  Investor Relations and Shareholder Services

Lost Economies: Total annual lost economies associated with establishing an investor relations and shareholder servicing function for NewGasCo would be $495,000. The Investor Relations and Shareholder Services department would: 1) prepare and distribute annual and quarterly reports, 2) list the corporation's stock, 3) facilitate analyst meetings, 4) build and maintain relationships with key investors and buy- and sell-side securities analysts, and 5) service existing shareholder requests. In order to accomplish these functions, the Investor Relations and Shareholder Services department of NewGasCo would require 5 full-time employees.

Sources: The major sources of lost economies for the Investor Relations and Shareholder Services department would be: 1) replicated personnel (which are currently shared between Cinergy's gas and electric businesses),
2) increased reliance on contracted services (specifically in shareholder services), 3) duplicated fees associated with listing the stock of NewGasCo and providing information services to the new IR/SS department, 4) duplicated analyst meetings, and 5) production and distribution of annual and quarterly reports to shareholders and other interested parties. The associated lost economies for these items are as follows:

* Incremental Labor: $160,000. NewGasCo's investor relations and shareholder servicing department would require a staff of 5 (1 manager, 1 analyst, 1 staff, and 2 administrative assistants) to handle both investor relations and the oversight of shareholder service contractors.

* Annual and Quarterly Reports: $146,000. NewGasCo would be required to produce and distribute annual and quarterly reports to its shareholders.

* Contract Services: $122,000. The cost to outsource shareholder servicing would be approximately $6.50 per shareholder account, in addition to other contract fees. NewGasCo would have approximately 18,000 shareholder accounts.

* Analyst Meetings: $39,000. NewGasCo would continue to conduct analyst meetings at the same frequency as Cinergy in order to communicate the inherent worth of the company.

* Fees: $28,000. On-line information services (e.g., Bloomberg, First Call, Xpedite) and stock listing fees would be replicated for NewGasCo.

Assumptions

* NewGasCo would outsource the shareholder servicing function at a cost of $6.50 per account. If shareholder servicing were retained in-house, lost economies for NewGasCo would increase by $40,000.

* The cost of obtaining Bloomberg on-line services would be shared between NewGasCo's investor relations, corporate treasury, and corporate finance departments.



16.  Legal

Lost Economies: Total annual lost economies associated with establishing a legal department for NewGasCo would be $3,072,000. The legal department would be responsible for: 1) regulatory filings, 2) contract administration, 3) labor relations, 4) litigation matters, and 5) all other legal affairs. In order to accomplish these functions, the legal department of NewGasCo would require 32 full-time employees.

Sources: The major sources of lost economies for the legal department would include: 1) the loss of economies from employees who are currently shared between Cinergy's gas and electric businesses, 2) reliance on outside legal counsel, and 3) costs associated with maintaining a separate legal library. These factors would result in the following lost economies.

* Incremental Labor: $1,297,000. NewGasCo's legal department would require a staff of 32, 20 more than are currently allocated to Cinergy's gas business. A general counsel (with a staff of 4) would oversee the following areas: contracts and litigation (3 attorneys, 2 paralegals, 2 assistants), human resources and labor relations (2 attorneys, 1 law clerk, 1 assistant), regulatory, environmental, and FERC (3 attorneys, 2 paralegals, 2 assistants), corporate (2 attorneys, 1 paralegal, 2 assistants), and satellite staff (2 attorneys and 2 assistants split between Columbus, Ohio and Washington, DC).

* Outside Counsel: $1,435,000. Given that NewGasCo would have a smaller legal staff relative to Cinergy's current legal department, the need for outside counsel would likely increase due to the lost opportunity to distribute the workload across shared gas and electric legal staff employees.

*  Legal Library: $340,000.  On-line information services (e.g.,
Lexis/Nexis, Westlaw) and hard-copy holdings would be replicated for NewGasCo.

Assumptions

* NewGasCo would continue to maintain legal staff in Columbus, OH and Washington, DC. Lost economies associated with leasing this office space would be accounted for in the Facilities and Site Services department.



17.  Materials Management

Lost Economies: Total annual lost economies associated with establishing a purchasing and materials management function for NewGasCo would be $3,910,000. NewGasCo's Materials Management department would source and buy all goods and services, and manage the materials inventory. In order to accomplish these functions, the Materials Management department would require 25 employees.

Sources: The major sources of lost economies for the Materials Management department would be: 1) lost purchasing power, and 2) duplicated warehousing and storage. The associated lost economies for these items would be as follows:

* Loss of Purchasing Power: $3,582,000. Decreased volume across NewGasCo for purchased goods and services would result in purchasing penalties of 5 to 25%.

* Warehousing and Storage: $328,000. Separate warehousing and storage facilities would require 8400 square feet of office and warehousing space, 7,400 square yards of outside storage area, 1 tractor/trailer, and 3 stake bed trucks.

Assumptions

* NewGasCo would engage in strategic sourcing of its purchased goods and services.

* NewGasCo would have warehousing and storage space for its materials inventory separate from that of Cinergy.
NewGasCo would suffer significant penalties when sourcing its materials (those that are currently shared with the electric business) as a result of the decreased volume of those purchases.



18.  Rates

Lost Economies: Total annual lost economies associated with establishing a rates function for NewGasCo would be $437,000. The rates department would be responsible for: 1) rate case planning, 2) cost of service studies, and
3) rate analysis, design, and implementation. In order to accomplish these functions, the rates department of NewGasCo would require 8 employees.

Sources: The major source of lost economies for the rates department is replicated personnel (which are currently shared between Cinergy's gas and electric businesses). NewGasCo's rates department would consist of 1 general manager, 2 managers, 4 staff, and 1 administrative assistant. The loss of shared personnel would result in a lost economy of $437,000.

Assumption

* A minimum of two staff in each section of the rates department would be required to allow for independent auditing.



19.  Real Estate Right of Way

Lost Economies: Total annual lost economies associated with establishing a real estate and right of way function for NewGasCo would be $405,000. The Real Estate Right of Way department would be responsible for supporting negotiated rights-of-way and providing general real estate services necessary for gas operations. In order to accomplish these functions, the Real Estate Right of Way department of NewGasCo would require 7 full-time employees.

Sources: The major source of lost economies for the Real Estate and Right of Way department would be the duplication of employees who are currently shared between Cinergy's gas and electric businesses. NewGasCo's Real Estate and Right of Way department would consist of 1 manager, 5 staff, and 1 administrative assistant. The loss of shared employees would result in a lost economy of $384,000. Other duplicated expenses account for the remaining $21,000 of lost economies.

Assumption

All real estate rights-of-way pertaining to gas operations would be transferred from Cinergy to NewGasCo.



20.  Sales and Marketing


Lost Economies: Total annual lost economies associated with establishing a sales and marketing function for NewGasCo would be $509,000. Sales and Marketing consists of key account sales, business development, economic development, municipal sales, middle-market sales, market research, load research and forecasting, product and service development, promotion, and advertising.

Sources: The primary source of lost economies would be 1) the loss of economies from sales and marketing employees who are currently shared by the gas and electric businesses and 2) the replication of certain promotion, event planning, sales material and training expenses.

* Incremental Labor: $259,000. NewGasCo would require 63 employees in Sales and Marketing, increasing the staffing level currently allocated by Cinergy to the gas business by 3 employees. These three additional employees would be required by NewGasCo to provide a business development function, which Cinergy currently allocates entirely to the electric business. Combining NewGasCo's sales and marketing functions saves 2 employees, which offsets NewGasco's need for 2 additional employees due to the loss of economies from employees who are currently shared between the gas and electric businesses.

* Other expenses: $250,000. The remaining lost economies would result from 1) promotion, event planning, sales material, and training expenses ($90,000) and 2) market research, market projections, and load forecasting software ($160,000).

Assumptions

* Sales and Marketing would be managed as one department instead of separate sales and marketing departments.

* The sale and marketing of non-regulated products and services are not contemplated by the study and are not included in the staffing requirements. If non-regulated product and services were considered, lost economies in sales and marketing would significantly exceed $509,000.

* A business development function would be required by NewGasCo to manage prospective new businesses and growth opportunities.



21.  Strategic Planning and Corporate Development

Lost Economies: Total annual lost economies associated with establishing a strategic planning and corporate development function for NewGasCo would be $668,000. The function consists of integrated business planning, competitive intelligence, market intelligence, mergers and acquisitions support, and communications support (e.g., annual report).
Sources: The primary source of lost economies would be 1) the loss of labor savings from performing strategic planning and corporate development for both the gas and electric businesses and 2) additional consulting services. The $668,000 in lost economies would include the following components.

* Incremental Labor: $368,000. NewGasCo would require a total of six employees in Strategic Planning and Corporate Development. Three of these six employees would be new hires, including two new hires involved in integrated business planning and one management position to provide the same level of services as the existing gas business.

* Consulting services: $300,000. The remaining lost economies relate to a larger share of strategic planning services being performed by outside consultants at NewGasCo.

Assumption

A larger share of strategic planning at NewGasCo would be performed by outside consultants to allow full employee utilization of fewer employees.



22.  Treasury

Lost Economies: Total annual lost economies associated with establishing a treasury function for NewGasCo would be $3,031,000. Treasury consists of corporate cash management, corporate finance, insurance and claims, and pension administration.

Sources: The primary sources of lost economies would be: 1) property, liability, and other insurance coverage, 2) loss of labor savings from providing treasury services for both gas and electric businesses, 3) replicated lockbox fees for combination customers, and 4) replication of other fees (e.g., trustees, rating agencies, Bloomberg). The $3,031,000 in lost economies would include the following:

* Incremental Labor: $511,000. NewGasCo would require a total of 10 employees in Treasury. NewGasCo would require 5 more employees than currently allocated to the gas business. Additional employees in management (1), insurance and claims (1), cash management/corporate finance
(2), and clerical (1) would be needed to provide Treasury services. The lost economies would result despite eliminating an Assistant Treasurer and combining the cash management and corporate finance functions. In addition, based on NewGasCo's smaller size, the study assumed NewGasCo would not replicate Cinergy's sale of receivables and commercial paper programs or the associated employees.

* Additional Insurance: $1,964,000. NewGasCo would need property, liability and other (e.g., directors and officers, machinery, vehicle, self-insurance reserves) insurance coverage. The study estimates that NewGasCo insurance expenses would exceed the current gas allocation by $1,964,000. The primary reason would be the lost diversification and scale provided by Cinergy's electric business causing NewGasCo's premiums and reserves to significantly exceed the current gas allocation.

* Lockbox Fees: $401,000. NewGasCo would have to establish duplicate lockboxes.

* Other Fees: $155,000. Replicating fees paid to rating agencies, bond trustees, and corporate finance publications and services would amount to $155,000 in lost economies.

Assumptions

* NewGasCo would not have a sale of receivables or commercial paper program.

* All other treasury functions performed by Cinergy would also be performed by NewGasCo.

B.  One-Time Transition Costs

1. Hiring, Job Placement, and Training Transition Costs


Lost Economies: The one-time cost of hiring and placing the additional employees for NewGasCo would be approximately $3,110,000. Amortized over a 10-year period, these hiring and job placement transition costs would result in annual lost economies of $311,000.

Sources: The major source of these lost economies would be: 1) recruiting, interviewing, and hiring the new employees, and 2) job testing and placement of the new hires.

* Job placement: $133,000. NewGasCo would test new hires to ensure placement in appropriate positions for their qualifications. This job placement testing would costs approximately $1,330,000. Amortized over 10 years, these job placement costs would result in annual lost economies of $133,000.

* Recruiting and hiring: $89,000. NewGasCo would spend approximately $890,000 to recruit and hire 222 new employees in addition to the existing 1,053 employees that Cinergy currently allocates to its existing gas business. Amortized over 10 years, these hiring costs would result in annual lost economies of $89,000.

* Training: $89,000. NewGasCo would spend $890,000 training its new employees. Amortized over 10 years, these training costs would result in annual lost economies of $89,000.

Assumptions

*  Recruiting expenses of $4,000 per new hire.

*  Job placement testing expenses of $6,000 per new hire.

* Hiring, recruiting, job placement, and training expenses would be amortized over 10 years.

* NewGasCo would hire 222 new employees in addition to receiving 1,053 ex-Cinergy employees.



2.  IT Systems Architecture Transition Costs

Lost Economies: One-time information technology systems transition costs associated with a gas divestiture would be approximately $73,680,000. Assuming amortization of these costs over 10 years, these IT systems transition costs would result in annual lost economies of $7,368,000.

Sources: The source of these lost economies would be the cost of new IT systems installation and development. NewGasCo would establish separate IT systems including radio, microwave, telecommunications, network, and mainframe systems. Application packages specific to gas operations would also be required.

Assumptions

*  One-time IT systems transition costs would be amortized over 10 years.

* All information and electronic records regarding gas facilities and/or their support would be turned over to NewGasCo.

* Cinergy's current billing system (CSS) would be modified for gas-only operations and provided to NewGasCo. The development costs of CSS (calculated for Cinergy's gas rate base) would be charged to NewGasCo, minus the amortized amount.

* NewGasCo would not be able to utilize the remaining electric company's telecommunications, microwave, or radio infrastructure, and therefore would need to establish its own separate systems.



3.     Financial Services Transition Costs

Lost Economies: One-time financial services costs associated with the divestiture of Cinergy's gas business and assets would be $22,900,000. Amortized over 10 or 30 years depending on the category, these financial services transition costs would result in annual lost economies of $1,023,000.

Sources: The primary sources of lost economies would be: 1) financial advisory fees, 2) equity underwriting costs, 3) debt issue costs, and 4) costs to appraise gas assets to be used as loan collateral.

* Financial advisory fees: $100,000. Investment banking fees of $3 million for providing valuation and advisory services for a gas divestiture. Fees amortized over 30 years.

* Equity underwriting costs: $533,000. Underwriting cost of $16 million represents the low-end of a 4%-5% of equity offering estimate for initial public offerings. Cinergy has averaged 3.7% of recent equity issues. Underwriting costs amortized over 30 years.

* Debt issue costs: $290,000. Debt issue costs of $2.9 million represents 1% of NewGasCo debt. Costs amortized over 10 years.

* Gas collateral appraisal costs: $100,000. Appraisal fees of $1 million associated with an appraisal of gas plant by an engineering firm to secure NewGasCo debt issuance. Fees amortized over 10 years.

Assumptions

*  NewGasCo would have a firm value of  $705 million.

* NewGasCo would be capitalized with $415 million in equity (59%) and $289 million in debt (41%).

* Equity would be issued in an initial public offering. A sale to existing shareholders would be ruled out because future competition between Cinergy and NewGasCo would be inconsistent with common ownership.

* $289 million in debt would be issued with an average maturity of 10 years and 7.5% marginal cost of debt.

* All equity-related costs would be amortized over 30 years. All debt-related costs would be amortized over 10 years.



4.     Legal Transition Costs

Lost Economies: One-time fees for outside legal counsel to assist with the divestiture of Cinergy's gas business and assets would be approximately $800,000. Amortized over 30 years, these legal fees for divestiture would result in annual lost economies of $27,000. The divestiture of gas assets and the establishment of NewGasCo as a stand-alone company operating in three states would involve a level of complexity that would require additional assistance from outside legal counsel.

Sources: The source of these lost economies would be the legal fees associated with the reliance on outside counsel for assistance with two offerings: 1) an initial public offering of NewGasCo shares to achieve the $417 million in equity financing, and 2) issuing bonds to achieve the $289 million in debt financing. The outside counsel would support the two offerings through the following activities:

*  Due diligence.

* Preparing and negotiating the underwriting agreement and secured debt indenture.

* Developing the prospectus and registration statement, and providing support during the comment process with the SEC.

* Providing legal support for Cinergy corporate executives and investment bankers during the marketing of the new securities.

*  Representation at the closing.

Assumptions

* Cinergy would rely on outside legal counsel to assist with the complexity of divesting the gas assets from Cinergy and creating NewGasCo.

* These one-time legal fees for divestiture would be amortized over a 30-year period.



5.     Other One-Time Divestiture Costs

Lost Economies: Other one-time divestiture costs would total $7,450,000. Amortized over 10 or 30 years depending on the category, these additional divestiture costs would result in annual lost economies of $412,000.

Sources: These additional one-time divestiture costs would include the following components.

* Moving and Office Set-up: $166,000. The one-time cost of moving the gas business and setting up the offices for NewGasCo would be approximately $5,000,000, amortized over a 30 year period.

* Legal Library Set-up: $125,000. The activities related to setting up NewGasCo's legal library would cost approximately $1,250,000, amortized over a 10 year period.

* Real Estate Right of Way: $81,000. The cost of separating gas right of way documents from the rest of Cinergy's right of way documents would cost approximately $800,000, amortized over a 10 year period.

* Environmental Systems: $40,000. The Environmental department would incur a one-time divestiture cost of $400,000, amortized over a 10 year period.

Assumptions

*  Moving and office set-up costs would be amortized over 30 years.

* One-time divestiture costs relating to legal library set-up, real estate right of way, and environmental systems would be amortized over 10 years.



C.     Foregone Savings

Lost Economies: The loss of projected savings opportunities due to the divestiture of Cinergy's gas business and assets would result in annual lost economies of $2,000,000.

Sources: The primary source of these lost savings opportunities would include the inability to benefit from further integration of the gas and electric businesses.

* Streamline Design & Close: $1,500,000. Cinergy has planned savings from development and application of common design standards for non-complex portions of projects, streamlined project close-out, and common joint trench design teams. Annual savings are expected to be $7.0 million. The lost economies that would result from a gas divestiture would be $1.5 million.

* Construction and Engineering Management: $500,000. Cinergy has plans to combine management of electric and gas engineering and construction.
Annual foregone savings would be $0.5 million.

Assumptions

*  Planned reengineering savings will be achieved by Cinergy.

* As a result, divestiture of the gas business would cause a portion of the expected savings to be lost.



D.  Capitalized Labor

Lost Economies: Capitalized labor would represent annual lost economies of $54,000.

Sources: The primary source of these lost economies would be construction-related incremental labor requirements for NewGasCo.
The construction-related incremental labor requirements would be $1,624,000. Amortized over a 30 year period, the increased capitalized labor would result in annual lost economies of $54,000.

Assumption

Capitalized labor would be amortized over the average 30 year useful life of gas construction projects.



E.  Revenue Taxes

Lost Economies: Assuming that lost economies are recoverable through increased rate revenue, the resulting increased revenue following divestiture would result in additional revenue taxes. These additional revenue taxes would total $2,288,000 annually.

Sources: The lost economies associated with these additional revenue taxes would be:

* State of Ohio excise tax (4.98%), multiplied by the incremental taxable receipts (i.e., lost economies recoverable through increased rate revenue)

*  PUCO and Ohio Consumer Counsel maintenance tax

*  KPSC maintenance tax

*  Indiana URC gross receipts tax

Assumption

All lost economies incurred by NewGasCo would be recovered in rate base and would result in additional taxable revenue.



F.  Payroll Taxes

Lost Economies:  Annual payroll taxes would increase by $1,067,000.

Sources: The primary source of lost economies would be payroll taxes related to incremental labor costs.

Assumption

Payroll tax rate of 7.5%.



G.     Increased Cost of Debt

Lost Economies:  Cost of debt annual lost economies would be $723,000.

Sources: The primary source of lost economies would be the increased interest cost associated with reissuing $289 million in NewGasCo debt. The study estimates the marginal cost of debt for NewGasCo would be .25% higher than Cinergy's current marginal cost of debt.

Assumptions

* Cinergy's current marginal pre-tax cost of debt is 7.25% with an 18 year average maturity.

* NewGasCo debt would have an average maturity of 10 years and a pre-tax cost of debt of 7.5%.

Section IV.  Impact on Customers of NewGasCo

Customer impact: Assuming that NewGasCo's lost economies are recoverable through rate relief, the customers of NewGasCo would incur an increased annual cost of $54,247,000 as a result of the divestiture of Cinergy's gas business and assets. This negative customer impact would result in average cost increases of 11.7% ($9.73 per month) for gas-only customers and 4.4% ($10.11 per month) for combination gas and electric customers.

Sources: The primary source of customer impact would be rate increases from the pass-through of recoverable lost economies ($52,423,000). In addition, NewGasCo's combination customers would incur an additional annual cost increase of $1,824,000 as a result of making monthly payments to two energy providers instead of a single payment to a combination energy provider. This increased payment cost would include an additional $1,536,00 in additional postage costs and $288,000 in additional check-writing costs.

* Increased Rates: $52,423,000. Assuming that NewGasCo's lost economies are recoverable through rate relief, NewGasCo would need to increase the rates paid by its 449,000 customers by 10.59%, ($52,423,000) in order to provide the same return on rate base.

* Increased Payment Costs: $1,825,000. In addition, 89% of NewGasCo's 449,000 customers (400,000) are combination gas and electric customers of Cinergy utility operating company subsidiaries. These 400,000 combination customers would incur an annual payment cost increase totaling $1,824,000 from having two monthly payments instead of a single payment per month.
The additional postage would result in an annual increased cost of $1,536,000, and the additional check-writing would result in an annual cost of $288,000.

Assumptions

*  Postage costs $0.32 per customer payment.

*  Check costs $0.06 per customer payment.



Section V.  Impact on the Remaining Electric Business and its Customers

Lost Economies: In addition to the increased annual operating costs incurred by NewGasCo as a result of the divestiture of Cinergy's gas business and assets, the remaining electric business would also suffer annual lost economies in the amount of $33,879,000.

Sources: The primary sources of this impact on the remaining electric company would be 1) the loss of economies from shared services between the gas and electric businesses, 2) the hiring, placement, and training of new employees, and 3) the increase in revenue taxes, assuming that the lost economies are recoverable through increased rate revenue.

*  Increased Labor:  $32,098,000.

*  Hiring, Placement, and Training of New Employees:  $316,000.

*  Increased Revenue Taxes:  $1,465,000.

Assumptions

* Lost economies incurred by the remaining electric business would be recoverable through rate relief, which would increase taxable receipts.

* Hiring, placement, and training would be one-time transition costs amortized over 10 years.



                             ENDNOTES

/1/ For the sake of simplicity, this study posits NewGasCo as a single, stand-alone gas company. However, in an actual divestiture, NewGasCo would likely be structured in a similar manner to the current CG&E - an exempt holding company under Section 3 (a) (2) of PUCHA, with separate operating company subsidiaries in Kentucky and Indiana. This holding company structure would be chosen for substantially the same reasons, including state incorporation requirements, dictating CG&E's existing structure as an exempt holding company.

Comparison of NewGasCo to Regional Gas Utilities

Exhibit 7.      Comparison of NewGasCo to Regional Gas Utilities

Million cubic feet, $ million

                                                         Gas Sales to               Gas
                                                         Ultimate       Gas         Operating   Gas         Gas Net
                                         Number of Gas   Customers      Operating   Revenues    Operating   Utility Plant
Company                                  Customers       (MCFs)         Revenues    ($/MCF)     Income      12/31/96

Northern Illinois Gas Company             1,824,109       321,134       $1,610       $5.01      $152        $1,609
Columbia Gas of Ohio                      1,286,350       193,672        1,319        6.81        84           753
Consumers Energy Company                  1,485,205       265,136        1,275        4.81       101           918
Michigan Consolidated Gas Company         1,157,314       216,774        1,223        5.64       118         1,286
East Ohio Gas Company                     1,110,001       195,798        1,119        5.72        96           739
Peoples Gas Light & Coke Company            829,354       155,082        1,098        7.08       116         1,180
Northern Indiana Public Service Company     644,730       121,003          732        6.05        72           547
Indiana Gas Company                         473,320        90,984          549        6.03        51           583
NewGasCo                                    445,614        75,354          476        6.31        40           494
Illinois Power Company                      392,535        72,407          348        4.81        35           361
Citizens Gas & Coke Utility                 251,731        53,796          283        5.26        25           364
Dayton Power & Light Company                297,613        47,045          240        5.09        18           169
Louisville Gas & Electric Company           275,083        44,816          214        4.78        14           210
Central Illinois Light Company              199,536        34,624          203        5.86        18           199
North Shore Gas Company                     136,073        26,940          172        6.37        20           190
Western Kentucky Gas Company                166,283        31,277          157        5.00        12            96
Central Illinois Public Service Company     168,739        25,306          155        6.14        11           147
Michigan Gas Utilities                      138,997        25,911          142        5.47        12           129
Columbia Gas of Kentucky                    136,441        20,184          137        6.77        13           115
Michigan Gas Company                         98,116        19,466          103        5.31         8            86
Southern Indiana Gas & Electric Company     104,737        18,567           96        5.18         6            79
Southeastern Michigan Gas Company            96,088        17,759           91        5.12         8            98
West Ohio Gas Company                        62,100         9,295           62        6.65         2            42
Battle Creek Gas Company                     34,816         6,328           39        6.12         5            48
Northern Indiana Fuel & Light Company        31,514         5,971           36        6.06         2            45
Delta Natural Gas Company                    35,102         4,648           33        7.11         5            76
Ohio Valley Gas Corporation                  23,497         4,779           24        5.07         2            18
Citizens Gas Fuel Company                    13,750         3,286           17        5.32         2            13

Illinois Gas Company                         10,294         1,695           10        5.61        .4             6
Suburban Natural Gas Company                  6,212           933            7        7.07        .3             4
Pike Natural Gas Company                      6,219         1,051            6        5.60        .3             0
Consumers Gas Company                         6,001           882            5        6.00        .4             2
Ohio Valley Gas                               5,136           810            4        5.00        .3             3
Peninsular Gas Company                        3,780           715            3        4.67        .1             2
Mt. Carmel Public Utility Company             3,645           538            2        4.42         0             1
Ohio Cumberland Gas Company                     900       142,252            1        9.15        .1             1

Source: OPRI Natural Gas Database; EIA 176


Exhibit 8.  NewGasCo Organization Structure*


                        CEO           Board of
                          3           Directors 12


Legal             CFO                      COO                   Audit
   32               4                        2                      13

Govt. Affairs       Accounting      40       Customer
            9                                Services      369

                    Budget &                 Environmental  13
                    Forecasts       6
                                             Gas
                    Communications  14       Operations    522

                    Facilities      52       Gas Supply     22

                    Human                    Sales and
                    Resources       16       Marketing      63

                    Information
                    Technology      45

                    Materials
                    Management      25

                    Rates            8

                    Real Estate
                    Right of Way     7

                    Shareholder
                    Services         5

                    Strategic
                    Planning         6


* NewGasCo would have a total of 1,275 full-time equivalent employees, including 1,053 former Cinergy employees and 222 new hires.

Lost Economies Subtotals by Category

Exhibit 9.  Lost Economies Subtotals by Category

$ million                                                 NewGasCo
Category                                                  Lost Economies

A.  Major Functions
     1.  Accounting                                           $1,944
     2.  Audit                                                   890
     3.  Board of Directors                                    1,515
     4.  Budgets & Forecasts                                     116
     5.  Corporate Communications and Community Affairs        2,156
     6.  Customer Services                                     4,973
     7.  Environmental                                           817
     8.  Executive Pay                                           696
     9.  Facilities and Site Services                          3,245
    10.  Gas Operations                                          477
    11.  Gas Supply                                              114
    12.  Government and Regulatory Affairs                       332
    13.  Human Resources                                       2,670
    14.  Investor Relations/Shareholder Servicing                495
    15.  Information Technology                                4,678
    16.  Legal                                                 3,072
    17.  Materials Management                                  3,910
    18.  Rates                                                   437
    19.  Real Estate/Right of Way                                405
    20.  Sales and Marketing                                     509
    21.  Strategic Planning/Corporate Development                668
    22.  Treasury                                              3,031
B.  One-time Transition Costs                                  9,142
C.  Foregone Savings                                           2,000
D.  Capitalized Labor                                             54
E.  Revenue Taxes                                              2,288
F.  Payroll Taxes                                              1,067
G.  Increased Cost of Debt                                       723
                                              Total:         $52,423
